Exhibit 99.1

Radware Reports Fourth Quarter and Full Year 2024 Financial Results

Fourth Quarter 2024 Financial Results and Highlights

•	Revenue of $73 million, an increase of 12% year-over-year
•	Non-GAAP diluted EPS of $0.27 vs. $0.13 in Q4 2023; GAAP diluted EPS of $0.06 vs. $(0.14) in Q4 2023

Full Year 2024 Financial Results and Highlights

•	Revenue of $275 million, an increase of 5% year-over-year
•	Cloud ARR of $77.3 million, an increase of 19% year-over-year
•	Non-GAAP diluted EPS of $0.87 vs. $0.43 in 2023; GAAP diluted EPS of $0.14 vs. $(0.50) in 2023
•	Cash flow from operations of $71.6 million compared to $(3.5) million last year

TEL AVIV, Israel, February 12, 2025 - Radware® (NASDAQ: RDWR), a global leader in application security and delivery solutions for multi-cloud environments, today announced its consolidated financial results for the fourth quarter ended December 31, 2024.

“We are pleased to report a strong finish to 2024, growing revenue 12% year-over-year and more than doubling non-GAAP EPS to $0.27 in the fourth quarter. Our full year results were driven by accelerated cloud ARR growth of 19%, the success of our DefensePro X DDoS protection refresh, and strong performance from our OEM partnerships.” said Roy Zisapel, Radware’s president and CEO. “Looking ahead, we plan to increase investment in and accelerate our cloud security growth by further expanding our market leading AI enabled security capabilities, opening new cloud security service centers and expanding our cloud channels. We are confident in our strategy, excited about the opportunities ahead, and believe in our ability to deliver long-term success.”

Financial Highlights for the Fourth Quarter and Full Year 2024

Revenue for the fourth quarter and full year of 2024 totaled $73.0 million and $274.9 million, respectively:

•
Revenue in the Americas region was $32.8 million for the fourth quarter of 2024, an increase of 33% from $24.6 million in the fourth quarter of 2023. Revenue in the Americas region for the full year of 2024 was $117.7 million, an increase of 14% from $103.4 million in the full year of 2023.

•
Revenue in the Europe, Middle East, and Africa (“EMEA”) region was $23.3 million for the fourth quarter of 2024, a decrease of 6% from $24.9 million in the fourth quarter of 2023. Revenue in the Europe, Middle East, and Africa (“EMEA”) region for the full year of 2024 was $94.1 million, a decrease of 2% from $96.5 million in the full year of 2023.

•
Revenue in the Asia-Pacific (“APAC”) region was $16.9 million for the fourth quarter of 2024, an increase of 8% from $15.5 million in the fourth quarter of 2023. Revenue in the Asia-Pacific (“APAC”) region for the full year of 2024 was $63.1 million, an increase of 3% from $61.4 million in the full year of 2023.

GAAP net income for the fourth quarter of 2024 was $2.5 million, or $0.06 per diluted share, compared to GAAP net loss of $5.9 million, or $(0.14) per diluted share, for the fourth quarter of 2023. GAAP net income for the full year of 2024 was $6.0 million, or $0.14 per diluted share, compared to GAAP net loss of $21.6 million, or $(0.50) per diluted share, for the full year of 2023.

Non-GAAP net income for the fourth quarter of 2024 was $11.9 million, or $0.27 per diluted share, compared to non-GAAP net income of $5.5 million, or $0.13 per diluted share, for the fourth quarter of 2023. Non-GAAP net income for the full year of 2024 was $37.7 million, or $0.87 per diluted share, compared to non-GAAP net income of $18.9 million, or $0.43 per diluted share, for the full year of 2023.

As of December 31, 2024, the Company had cash, cash equivalents, short-term and long-term bank deposits, and marketable securities of $419.7 million. Cash flow from operations was $12.7 million and $71.6 million in the fourth quarter and full year of 2024, respectively.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

Conference Call

Radware management will host a call today, February 12, 2025, at 8:30 a.m. EST to discuss its fourth quarter and full year 2024 results and first quarter 2025 outlook. To participate on the call, please use the following numbers:

U.S. participants call toll free: 1-877-704-4453
International participants call: 1-201-389-0920

A replay will be available for seven days, starting two hours after the end of the call, on telephone number 1-844-512-2921 (US toll-free) or 1-412-317-6671. Access ID 13750817.

The call will be webcast live on the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

Use of Non-GAAP Financial Information and Key Performance Indicators

In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, net, income before taxes on income, taxes on income, net income and diluted earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present, and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses, and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions, including as a result of the state of war declared in Israel in October 2023 and instability in the Middle East, the war in Ukraine, and the tensions between China and Taiwan; our dependence on independent distributors to sell our products; our ability to manage our anticipated growth effectively; a shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs; our business may be affected by sanctions, export controls, and similar measures, targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; the ability of vendors to provide our hardware platforms and components for the manufacture of our products; our ability to attract, train, and retain highly qualified personnel; intense competition in the market for cyber security and application delivery solutions and in our industry in general, and changes in the competitive landscape; our ability to develop new solutions and enhance existing solutions; the impact to our reputation and business in the event of real or perceived shortcomings, defects, or vulnerabilities in our solutions, if our end-users experience security breaches, if our information technology systems and data, or those of our service providers and other contractors, are compromised by cyber-attackers or other malicious actors, or by a critical system failure; outages, interruptions, or delays in hosting services; the risks associated with our global operations, such as difficulties and costs of staffing and managing foreign operations, compliance costs arising from host country laws or regulations, partial or total expropriation, export duties and quotas, local tax exposure, economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental, climate, or public health concerns, such as the COVID-19 pandemic; our net losses in the past two years and possibility we may incur losses in the future; a slowdown in the growth of the cyber security and application delivery solutions market or in the development of the market for our cloud-based solutions; long sales cycles for our solutions; risks and uncertainties relating to acquisitions or other investments; risks associated with doing business in countries with a history of corruption or with foreign governments; changes in foreign currency exchange rates; risks associated with undetected defects or errors in our products; our ability to protect our proprietary technology; intellectual property infringement claims made by fourth parties; laws, regulations, and industry standards affecting our business; compliance with open source and fourth-party licenses; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC), and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR) is a global leader in application security and delivery solutions for multi-cloud environments. The company’s cloud application, infrastructure, and API security solutions use AI-driven algorithms for precise, hands-free, real-time protection from the most sophisticated web, application, and DDoS attacks, API abuse, and bad bots. Enterprises and carriers worldwide rely on Radware’s solutions to address evolving cybersecurity challenges and protect their brands and business operations while reducing costs. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on: Facebook,  LinkedIn, Radware Blog, X, YouTube, and Radware Mobile for iOS.

©2025 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS

Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:
Gerri Dyrek, gerri.dyrek@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31,	December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	98,714	70,538
Marketable securities	72,994	86,372
Short-term bank deposits	104,073	173,678
Trade receivables, net	16,823	20,267
Other receivables and prepaid expenses	14,242	9,529
Inventories	14,030	15,544
	320,876	375,928

Long-term investments
Marketable securities	29,523	33,131
Long-term bank deposits	114,354	-
Other assets	2,171	2,166
	146,048	35,297

Property and equipment, net	15,632	18,221
Intangible assets, net	11,750	15,718
Other long-term assets	37,906	37,967
Operating lease right-of-use assets	18,456	20,777
Goodwill	68,008	68,008
Total assets	618,676	571,916

Liabilities and equity

Current liabilities
Trade payables	5,581	4,298
Deferred revenues	106,303	105,012
Operating lease liabilities	4,750	4,684
Other payables and accrued expenses	51,836	41,021
	168,470	155,015

Long-term liabilities
Deferred revenues	64,708	60,499
Operating lease liabilities	13,519	16,020
Other long-term liabilities	14,904	17,108
	93,131	93,627

Equity
Radware Ltd. equity
Share capital	754	742
Additional paid-in capital	555,154	529,209
Accumulated other comprehensive income	1,103	77
Treasury stock, at cost	(366,588)	(365,749)
Retained earnings	125,850	119,812
Total Radware Ltd. shareholder's equity	316,273	284,091

Non–controlling interest	40,802	39,183

Total equity	357,075	323,274

Total liabilities and equity	618,676	571,916

Radware Ltd.
Condensed Consolidated Statements of Income (Loss)
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the twelve months ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	73,031	65,032	274,880	261,292
Cost of revenues	13,992	12,824	53,252	51,710
Gross profit	59,039	52,208	221,628	209,582

Operating expenses, net:
Research and development, net	18,472	19,712	74,723	82,617
Selling and marketing	32,505	31,869	122,450	126,237
General and administrative	7,071	8,030	28,342	32,408
Total operating expenses, net	58,048	59,611	225,515	241,262

Operating income (loss)	991	(7,403)	(3,887)	(31,680)
Financial income, net	3,570	3,239	16,552	13,927
Income (loss) before taxes on income	4,561	(4,164)	12,665	(17,753)
Taxes on income	2,109	1,686	6,627	3,837
Net income (loss)	2,452	(5,850)	6,038	(21,590)

Basic net income (loss) per share attributed to Radware Ltd.'s shareholders	0.06	(0.14)	0.14	(0.50)

Weighted average number of shares used to compute basic net income (loss) per share	42,238,469	41,806,042	41,982,851	42,871,770

Diluted net income (loss) per share attributed to Radware Ltd.'s shareholders	0.06	(0.14)	0.14	(0.50)

Weighted average number of shares used to compute diluted net income (loss) per share	43,725,803	41,806,042	43,362,906	42,871,770

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the twelve months ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	59,039	52,208	221,628	209,582
Share-based compensation	126	112	366	515
Amortization of intangible assets	992	992	3,968	3,968
Non-GAAP gross profit	60,157	53,312	225,962	214,065

GAAP research and development, net	18,472	19,712	74,723	82,617
Share-based compensation	1,434	2,305	6,113	8,505
Non-GAAP Research and development, net	17,038	17,407	68,610	74,112

GAAP selling and marketing	32,505	31,869	122,450	126,237
Share-based compensation	3,173	3,489	10,881	12,554
Restructuring costs	-	578	-	1,851
Non-GAAP selling and marketing	29,332	27,802	111,569	111,832

GAAP general and administrative	7,071	8,030	28,342	32,408
Share-based compensation	2,187	2,965	8,667	12,448
Acquisition costs	130	359	701	1,128
Non-GAAP general and administrative	4,754	4,706	18,974	18,832

GAAP total operating expenses, net	58,048	59,611	225,515	241,262
Share-based compensation	6,794	8,759	25,661	33,507
Acquisition costs	130	359	701	1,128
Restructuring costs	-	578	-	1,851
Non-GAAP total operating expenses, net	51,124	49,915	199,153	204,776

GAAP operating income (loss)	991	(7,403)	(3,887)	(31,680)
Share-based compensation	6,920	8,871	26,027	34,022
Amortization of intangible assets	992	992	3,968	3,968
Acquisition costs	130	359	701	1,128
Restructuring costs	-	578	-	1,851
Non-GAAP operating income	9,033	3,397	26,809	9,289

GAAP financial income, net	3,570	3,239	16,552	13,927
Exchange rate differences, net on balance sheet items included in financial income, net	1,463	563	1,232	(207)
Non-GAAP financial income, net	5,033	3,802	17,784	13,720

GAAP income (loss) before taxes on income	4,561	(4,164)	12,665	(17,753)
Share-based compensation	6,920	8,871	26,027	34,022
Amortization of intangible assets	992	992	3,968	3,968
Acquisition costs	130	359	701	1,128
Restructuring costs	-	578	-	1,851
Exchange rate differences, net on balance sheet items included in financial income, net	1,463	563	1,232	(207)
Non-GAAP income before taxes on income	14,066	7,199	44,593	23,009

GAAP taxes on income	2,109	1,686	6,627	3,837
Tax related adjustments	61	61	246	246
Non-GAAP taxes on income	2,170	1,747	6,873	4,083

GAAP net income (loss)	2,452	(5,850)	6,038	(21,590)
Share-based compensation	6,920	8,871	26,027	34,022
Amortization of intangible assets	992	992	3,968	3,968
Acquisition costs	130	359	701	1,128
Restructuring costs	-	578	-	1,851
Exchange rate differences, net on balance sheet items included in financial income, net	1,463	563	1,232	(207)
Tax related adjustments	(61)	(61)	(246)	(246)
Non-GAAP net income	11,896	5,452	37,720	18,926

GAAP diluted net income (loss) per share	0.06	(0.14)	0.14	(0.50)
Share-based compensation	0.16	0.21	0.60	0.78
Amortization of intangible assets	0.02	0.02	0.09	0.09
Acquisition costs	0.00	0.01	0.02	0.03
Restructuring costs	0.00	0.02	0.00	0.04
Exchange rate differences, net on balance sheet items included in financial income, net	0.03	0.01	0.03	0.00
Tax related adjustments	(0.00)	(0.00)	(0.01)	(0.01)
Non-GAAP diluted net earnings per share	0.27	0.13	0.87	0.43

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	43,725,803	42,462,751	43,362,906	43,655,555

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the twelve months ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income (loss)	2,452	(5,850)	6,038	(21,590)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,918	3,028	11,836	12,244
Share-based compensation	6,920	8,871	26,027	34,022
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	(190)	638	(417)	1,754
Loss (income) related to securities, net	-	(1)	-	243
Increase (decrease) in accrued interest on bank deposits	(1,279)	549	3,366	(3,265)
Increase (decrease) in accrued severance pay, net	(151)	207	(45)	(299)
Decrease (increase) in trade receivables, net	3,140	(7,895)	3,444	(2,515)
Decrease (increase) in other receivables and prepaid expenses and other long-term assets	(1,252)	2,236	(97)	(305)
Decrease (increase) in inventories	(487)	(2,550)	1,514	(4,116)
Increase (decrease) in trade payables	(970)	(1,771)	1,283	(2,166)
Increase (decrease) in deferred revenues	(4,829)	(3,856)	5,500	(14,951)
Increase (decrease) in other payables and accrued expenses	6,222	9,383	13,274	(1,415)
Operating lease liabilities, net	255	(336)	(114)	(1,141)
Net cash provided by (used in) operating activities	12,749	2,653	71,609	(3,500)

Cash flows from investing activities:

Purchase of property and equipment	(1,059)	(936)	(5,279)	(5,429)
Proceeds from other long-term assets, net	41	(11)	81	66
Proceeds from (investment in) bank deposits, net	(46,682)	29,686	(48,115)	81,031
Investment in, redemption of and purchase of marketable securities ,net	23,249	16,764	18,793	17,111
Investment in other deposits	(5,000)	-	(5,000)	-
Net cash provided by (used in) investing activities	(29,451)	45,503	(39,520)	92,779

Cash flows from financing activities:

Proceeds from exercise of share options	-	63	3	371
Repurchase of shares	-	(10,103)	(839)	(63,234)
Payment of contingent consideration related to acquisition	-	-	(3,077)	(2,063)
Net cash used in financing activities	-	(10,040)	(3,913)	(64,926)

Increase (decrease) in cash and cash equivalents	(16,702)	38,116	28,176	24,353
Cash and cash equivalents at the beginning of the period	115,416	32,422	70,538	46,185
Cash and cash equivalents at the end of the period	98,714	70,538	98,714	70,538

Radware Ltd.
RECONCILIATION OF GAAP NET INCOME (LOSS) TO EBITDA AND ADJUSTED EBITDA (NON-GAAP)
(U.S Dollars in thousands)

	For the three months ended		For the twelve months ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net income (loss)	2,452	(5,850)	6,038	(21,590)
Exclude: Financial income, net	(3,570)	(3,239)	(16,552)	(13,927)
Exclude: Depreciation and amortization expense	2,918	3,028	11,836	12,244
Exclude: Taxes on income	2,109	1,686	6,627	3,837
EBITDA	3,909	(4,375)	7,949	(19,436)

Share-based compensation	6,920	8,871	26,027	34,022
Restructuring costs	-	578	-	1,851
Acquisition costs	130	359	701	1,128
Adjusted EBITDA	10,959	5,433	34,677	17,565

	For the three months ended		For the twelve months ended
	December 31,		December 31,
	2024	2023	2024	2023
Amortization of intangible assets	992	992	3,968	3,968
Depreciation	1,926	2,036	7,868	8,276
	2,918	3,028	11,836	12,244